UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*



                          Internet Capital Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46059C205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)

    |X| Rule 13d-1(c)

        Rule 13d-1(d)


---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

----------------------------
CUSIP No. 46059C205
----------------------------

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSONS

                  Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) | |
                                                                       (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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    NUMBER OF           5      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                       -0-
    OWNED BY         -----------------------------------------------------------
      EACH              6      SHARED VOTING POWER
    REPORTING
   PERSON WITH                       -0-
                     -----------------------------------------------------------
                        7      SOLE DISPOSITIVE POWER

                                     -0-

                           8 SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     -0-
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

            CERTAIN SHARES*
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     0%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

                     OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 6 Pages

                                  SCHEDULE 13G


ITEM 1(a).       NAME OF ISSUER:
                 --------------

                 Internet Capital Group, Inc.


ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 -----------------------------------------------
                 690 Lee Road
                 Suite 310
                 Wayne, PA 19087


ITEM 2(a).       NAME OF PERSON FILING:
                 ---------------------

              This Schedule is being filed by Mason Capital Management LLC, a Delaware limited liability company ("Mason Management"), with respect to shares of Common Stock directly owned by Mason Capital, LP, a Delaware limited partnership ("Mason Capital LP"); Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Mason Capital Master Fund"); and certain other funds and accounts (the "Managed Accounts").

              Mason Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts, and Mason Management may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule by virtue of the authority granted to Mason Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               -----------------------------------------------------------

         The address of the principal business office of Mason Management is:

                            110 East 59th Street
                            New York, New York 10022

ITEM 2(c).     CITIZENSHIP:
               -----------

          The place of organization of Mason Management is Delaware.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:
               ----------------------------
               Common Stock, $0.001 par value


                               Page 3 of 6 Pages

ITEM 2(e).     CUSIP NUMBER:
               ------------
               46059C205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
               -----------------------------------------------------
               Not applicable

ITEM 4.(a),
(b) AND (c)    OWNERSHIP.
               ---------

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a) Amount beneficially owned: -0-.

               (b) Percent of class: 0%.

               (c) Number of shares as to which such person has:

                    (i)   Sole power to vote or direct the vote -0-

                    (ii)  Shared power to vote or direct the vote -0-.

                    (iii) Sole power to dispose or direct the disposition of
                          -0-.

                    (iv) Shared power to dispose or direct the disposition of -0-.

            The number of shares beneficially owned and the percentage of outstanding shares represented thereby for Mason Management have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
               --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
               ---------------------------------------------------------------

            The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by Mason Management is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Management. To the knowledge of Mason Management, none of these advisory clients holds such right with respect to more than five percent of the outstanding Common Stock. Mason Management itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.


                               Page 4 of 6 Pages

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ---------------------------------------------------------
               ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT
               --------------------------------------------------------
               HOLDING COMPANY OR CONTROL PERSON.
               ---------------------------------

         Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               ---------------------------------------------------------

         Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.
               ------------------------------

         Not applicable.


                               Page 5 of 6 Pages

ITEM 10. CERTIFICATION.
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010
                                             MASON CAPITAL MANAGEMENT LLC


                                             /s/ John Grizzetti
                                             -----------------------------
                                             John Grizzetti
                                             Chief Financial Officer

                               Page 6 of 6 Pages